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SEC FILE NUMER
8- 69621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Madison Paige Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue, 47th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/06	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





AFFIRMATION

I, Gary Herschitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Madison Paige Securities LLC as of 12/31/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

2/27/24

Notary Public

MARIA MARGARITA JARAMA
Notary Public - State of New York
NO. 01JA6246401
Qualified in Westchester County
My Commission Expires Aug 8, 2027

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Madison Paige Securities LLC

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2023**



YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Paige Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Madison Paige Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Madison Paige Securities LLC's auditor since 2016

New York, NY

February 26, 2024

Madison Paige Securities LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	100,739
Receivable from clearing broker, net		92,214
Prepaid expenses		920
Total assets	$	193,873
Liabilities and Members' Equity		
Liabilities		
Accrued expenses	$	57,939
Members' Equity		135,934
Total liabilities and members' equity	$	193,873

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

    Madison Paige Securities LLC (the "Company") is a New York limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities.

    The Company provides broking services in the capacity of a matched principal or counterparty, serving as an intermediary to match, in whole or in part, the interests of identified buyers and sellers. The Company may purchase or sell bonds as a dealer to facilitate counterparty goals. Most of the Company's dealer transactions are done on a riskless basis.

    The Company provides certain sales and consulting services on whole loans.

2. **Summary of Significant Accounting Policies**

    a) **Basis of Presentation**

    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    b) **Concentration of Credit Risk**

    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. In addition, the Company's receivable from its clearing broker represents a concentration of credit risk. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets.

    c) **Taxes**

    The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

    The Company is subject to New York City Unincorporated Business Tax for which it provides for taxes and the related accounts under the asset and liability method. The difference between the statutory tax rate and the current tax rate is primarily attributed to the non-deductibility of certain member compensation and percentage of income allocation.

    At December 31, 2023, management has determined that the Company had no significant uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

2.   **Summary of Significant Accounting Policies (continued)**

   d) The Allowance for Credit Losses

   ASC Topic 326, Financial Instruments — Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

   The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

   The Company has not provided an allowance for credit losses at December 31, 2023.

3.   **Related Party Transactions**

   The Company has an expense sharing agreement with an affiliate whereby the affiliate provides accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the affiliate for any or all costs that the affiliate has paid on behalf of the Company. These costs have not been recorded on the books of the Company.

   An affiliate paid New York City Unincorporated Business Tax of $15,489 on behalf of the Company with no obligation for the Company to reimburse the affiliate for this payment.

   The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Receivable from Clearing Broker**

   Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $100,000, which is included in the net receivable from clearing broker in the accompanying statement of financial condition. At December 31, 2023, the net amounts receivable from the clearing broker were $92,214.

5.   **Off-Balance Sheet Risk**

   In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

---

6.   **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company's net capital of approximately $135,000 was approximately $35,000 in excess of its required net capital of $100,000.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

7.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2023 and through the date the financials statements were ready to be issued. In January 2024, the Company earned income of approximately $843,000.